Executive Officers and Directors of
Diamondback Energy, Inc.,
Diamondback E&P LLC and Endeavor Energy Resources, L.P.

Name	Class A Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Travis D. Stice	106,169	*
M. Kaes Van't Hof	35,362	*
Daniel N. Wesson	451	*
Matt Zmigrosky	4,253	*
Teresa L. Dick	11,540	*
Albert Barkmann	1,000	*
Chad McAllaster	0	*
Jere W. Thompson III	0	*
Vincent K. Brooks	0	*
Darin G. Holderness	0	*
Rebecca A. Klein	0	*
Stephanie K. Mains	0	*
Charles A. Meloy	0	*
Mark L. Plaumann	0	*
Robert K. Reeves	0	*
Lance W. Robertson	0	*
Melanie M. Trent	0	*
Frank D. Tsuru	0	*
Steven E. West	28,615 (1)	*

*Less than 1%

(1) Excludes interests that will not vest within 60 days.

To Diamondback's knowledge, each of the listed in the table above has sole voting power and dispositive power with respect to all of the Class A Common Stock reported for him or her in such table as of May 30, 2025.